Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

24 October 2013

Mission files Rebuttal in Indonesian Arbitration Proceedings

Mission NewEnergy Limited (ASX:MBT) today announces that formal hearings under the arbitration proceedings will now commence, after the parties failed to come to an amicable settlement during mediation which was undertaken under the auspices of the 3 member arbitration panel constituted under Indonesian Arbitration Board (BANI) rules.

As announced on 15 May 2013, Mission’s 85% owned subsidiary, Oleovest Pte Ltd (Oleovest) as the Claimant, officially registered its request for arbitration with the Indonesian Arbitration Board (BANI) to seek compensation from the Indonesian government owned palm plantation company, PT Nusantara III (PTPN111) for breach of its material and non material obligations under its joint venture agreement (JVA) with Oleovest.

Under the terms of the joint venture agreement the defaulting party being PTPN111, is obligated to acquire Oleovest’s shares at the greater of either the market value or cost of investment, such value to be determined by an internationally reputed appraiser to be appointed by the Joint venture company and agreed to by the parties. To date, Oleovest’s investment in the joint venture project is approximately US$4 million. Having failed to reach an agreement during the mediation under the BANI arbitration rules on the choice of appraiser, the arbitration panel has ordered for the hearings to commence with the Claimant formally submitting its rebuttal.

Oleovest, in its rebuttal, is seeking compensation of approximately US$85 million, excluding interest. The next hearing is expected to be sometime in mid December 2013, after the Respondent submits its reply.

The Company can provide no assurances as to the amount or the timing of when or if an award from the Indonesian arbitration panel would be forthcoming.

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About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: + 61 8 6313 3975

james@missionnewenergy.com